December 6, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ML Asset Backed Corporation (CIK: 0000822760)
Registration Statement on Form S-3 no. 333- 139130

Ladies and Gentlemen:

On behalf of ML Asset Backed Corporation (the “Company”), we have filed the Company’s registration statement on Form S-3 no 333-139130 (the “Registration Statement”) for asset backed securities backed by motor vehicle receivables.

Please address all inquiries and communications concerning the Registration Statement to the undersigned at (212) 839-5334 (telephone), 212-839-5599 (fax) or sknopf@sidley.com. Thank you for your attention to this matter.

Very truly yours,

/s/ Siegfried P. Knopf